

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 12, 2011

Andrew Chien
Chief Executive Officer
USChina Venture I, Inc.
USChina Venture II, Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **USChina Venture I, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011, as amended**
> **File No. 000-54255**
>
> **USChina Venture II, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 24, 2011, as amended**
> **File No. 000-54256**

Dear Mr. Chien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

US China Venture I

General

1.   Please explain the reason(s) for your deletion and/or revisions of text from pages six, nine, and 13 of the amendment filed for USChina Venture I. We may have further comment.

Item 10. Recent Sale of Unregistered Securities

2.   Please amend your disclosure to restore the disclosure you deleted from this amendment relating to the value of consideration received for founder services, as required by Item 701 of Regulation S-K.

USChina Venture II

3.   Please note that the amendment filed on April 4, 2011 was actually Amendment No. 3 due to the multiple filings made on February 28 and March 2. Please revise your next amendment to disclose the correct number.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. You may contact John Zitko, Staff Attorney, at (202) 551-3399, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director